Subsidiaries of Truven Holding Corp.

Subsidiary	State/Jurisdiction of Incorporation or Organization
Truven Health Analytics Inc.	Delaware
Truven Health Analytics UK Ltd	United Kingdom
Truven Health Analytics India Private Limited	India
Simpler Consulting, LLC	Delaware
Simpler North America, LLC	Delaware
Simpler Consulting Ltd.	United Kingdom
Simpler Consulting Canada ULC	Canada
Simpler Consulting India Private Ltd	India
HBE Solutions, LLC	Delaware
Heartbeat Experts Brasil Sistemas De Info Limitada	Brazil
Heartbeat Experts Ltd	United Kingdom
Heartbeat Software ULC	Canada
Heartbeat Software S.P.R.L.	Belgium
Joan Wellman & Associates, Inc.	Delaware